

August 17, 2010

Joseph M. Harary
Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033

> **Re:** **Research Frontiers Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-09399**

Dear Mr. Harary:

We have reviewed your response letter dated July 29, 2010 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Compensation Consulting and Benchmarking, page 15

1.   In response to prior comment 4, you state that Mr. Saxe's and Mr. Harary's compensation mix was "comparable" to the compensation mix paid by the compensation peer group, after adjusting for experience, education, and responsibilities. With a view towards future disclosure, please tell us how the compensation mix paid to your named executive officers compared, in quantitative terms, to the peer group you have identified.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney